CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$61.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $436,352.00 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $61.40 offset against the registration fee due for this offering and of which $436,290.60 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 723 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 17-III dated January 11, 2007	Registration Statement No. 333-130051 Dated October 4, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,000,000 Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due April 9, 2008

General

  The notes are designed for investors who believe both of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of the Maximum Return of 4.80%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 9, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on October 4, 2007 and are expected to settle on or about October 10, 2007.

Key Terms

Indices:	The Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index (each an “Index,” and together, the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Lesser Index Return is more than 1.60%, you will receive the Maximum Return on the notes of 4.80%, which entitles you to a payment at maturity of $1,048 for every $1,000 principal amount note.

Maximum Return:	$48.00 (or 4.80% x $1,000).
Participation Rate:	300%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 17092.50 for the Nikkei 225 Index and 4420.39 for the Dow Jones EURO STOXX 50® Index.
Ending Index Level:	For each Index, the arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Lesser Index Return:	The lesser of the Index Return of the Nikkei 225 Index and the Index Return of the Dow Jones EURO STOXX 50® Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Ending Averaging Dates†:	March 31, 2008, April 1, 2008, April 2, 2008, April 3, 2008 and April 4, 2008 (the “final Ending Averaging Date”)
Maturity Date†:	April 9, 2008
CUSIP:	48123MAS1
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 17-III.

Investing in the Lesser Index Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 17-III and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$5.80	$994.20

Total	$2,000,000	$11,600	$1,988,400

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.80 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $2.90 per $1,000 principal amount note. See “Underwriting” beginning on page PS-31 of the accompanying product supplement no. 17-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 4, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 17-III dated January 11, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 2, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 17-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 17-III dated January 11, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000109/e26018_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graph below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from -100% to +80%. The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity. The following table and graph also assume a hypothetical Initial Index Level of 4400 for the Lesser Performing Index and reflect the Maximum Return of 4.80%, or $48 per $1,000 principal amount note, and the Participation Rate of 300%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Lesser Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity

7920.00	80.00%	4.80%	$48	+	$1,000	=	$1,048
7480.00	70.00%	4.80%	$48	+	$1,000	=	$1,048
7040.00	60.00%	4.80%	$48	+	$1,000	=	$1,048
5720.00	30.00%	4.80%	$48	+	$1,000	=	$1,048
5280.00	20.00%	4.80%	$48	+	$1,000	=	$1,048
4840.00	10.00%	4.80%	$48	+	$1,000	=	$1,048
4620.00	5.00%	4.80%	$48	+	$1,000	=	$1,048
4470.40	1.60%	4.80%	$48	+	$1,000	=	$1,048
4466.00	1.50%	4.50%	$45	+	$1,000	=	$1,045
4444.00	1.00%	3.00%	$30	+	$1,000	=	$1,030
4400.00	0.00%	0.00%	$0	+	$1,000	=	$1,000
3960.00	-10.00%	N/A	$0	+	$1,000	=	$1,000
3520.00	-20.00%	N/A	$0	+	$1,000	=	$1,000
3080.00	-30.00%	N/A	$0	+	$1,000	=	$1,000
2640.00	-40.00%	N/A	$0	+	$1,000	=	$1,000
2200.00	-50.00%	N/A	$0	+	$1,000	=	$1,000
1760.00	-60.00%	N/A	$0	+	$1,000	=	$1,000
1320.00	-70.00%	N/A	$0	+	$1,000	=	$1,000
880.00	-80.00%	N/A	$0	+	$1,000	=	$1,000
440.00	-90.00%	N/A	$0	+	$1,000	=	$1,000
0.00	-100.00%	N/A	$0	+	$1,000	=	$1,000

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 4400 to an Ending Index Level of 4466. Because the Lesser Performing Index’s Ending Index Level of 4466 is greater than its Initial Index Level and the Lesser Index Return of 1.50% multiplied by 300% does not exceed the Maximum Return of 4.80%, the Additional Amount is equal to $45 and the investor receives a payment at maturity of $1,045 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(4466 - 4400) / 4400] x 300%) = $1,045

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 4400 to an Ending Index Level of 3960. Because the Lesser Performing Index’s Ending Index Level of 3960 is lower than its Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Lesser Performing Index increases from its Initial Index Level of 4400 to an Ending Index Level of 4620. Because the Lesser Performing Index’s Ending Index Level of 4620 is greater than its Initial Index Level and the Lesser Index Return of 5% multiplied by 300% is greater than the Maximum Return of 4.80%, the Additional Amount is equal to the Maximum Return of $48 and the investor receives a payment at maturity of $1,048 per $1,000 principal amount note.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity, regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Lesser Index Return x 300% (the Participation Rate), but this additional payment will not be less than zero or greater than $48 per $1,000 principal amount note, which reflects the Maximum Return of 4.80% on the notes.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. “Nikkei,” “Nikkei 225” and “Nikkei Stock Average” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about each Index, see the information set forth under “The Nikkei 225 Index” and “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 17-III.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 17-III. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 17-III dated January 11, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets over the term of the notes. You will receive no more than the full principal amount of your notes if the Lesser Index Return is zero or negative.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 4.80%, regardless of the appreciation in the Lesser Performing Index, which may be significant.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index’s closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® would have.
  YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index, and therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing each of the Indices are denominated, although any currency fluctuations could affect the performance of either or both of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the Japanese yen and the European Union euro; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-3

Historical Information

The following graphs set forth the historical weekly performance of the Nikkei 225 Index from January 4, 2002 through September 28, 2007 and the weekly performance of the Dow Jones EURO STOXX 50® Index from January 4, 2002 through September 28, 2007. The Index closing level of the Nikkei 225 Index on October 4, 2007 was 17092.50. The Index closing level of the Dow Jones EURO STOXX 50® Index on October 4, 2007 was 4420.39.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Ending Averaging Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-4